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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34626

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ALPS Distributors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1290 Broadway, Suite 1000

(No. and Street)

Denver	**CO**	**80203**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Parsons	**303.623.2577**	**eric.parsons@alpsinc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP

(Name – if individual, state last, first, and middle name)

1801 California Street	**Denver**	**CO**	**80202**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	**686**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALPS Distributors, Inc.

Statement of Financial Condition
December 31, 2022

OATH OR AFFIRMATION

I, Eric Parsons _____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of ALPS Distributors, Inc. _____, as of
12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _____

Title:
Controller and FINOP _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALPS Distributors, Inc.
Table of Contents
December 31, 2022

Assets

Cash and cash equivalents	$	8,841,969
Accounts receivable, net of allowance of $108,863		1,417,502
Receivable from DST		19,068,155
Income tax receivable		681
Prepaid expenses, deposits and other assets		284,205
Deferred tax assets, net		22,481
Total assets	$	29,634,993

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	159,531
Payable to financial intermediaries		2,943,312
Total liabilities		3,102,843

Stockholder's Equity

Common stock, $0 par, 100,000 shares authorized, 1,000 shares issued and outstanding		-
Paid-in capital		2,560,207
Retained earnings		23,971,943
Total stockholder's equity		26,532,150
Total liabilities and stockholder's equity	$	29,634,993

The accompanying notes are an integral part of the financial statement.

FORV/S

1801 California Street, Suite 2900 / Denver, CO 80202
P 303.861.4545 / **F** 303.832.5705
forvis.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (the Company) as of December 31, 2022, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

FORVIS, LLP

Formerly, BKD, LLP

Denver, Colorado
February 27, 2023



ALPS Distributors, Inc.
Notes to the Financial Statement
December 31, 2022

1. **Description of Business and Basis for Presentation**

ALPS Distributors, Inc. ("we", "our", "us", the "Company" or "ADI") is a wholly-owned subsidiary of ALPS Holdings, Inc. ("AHI"). AHI is a wholly-owned subsidiary of DST Systems, Inc. ("DST"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). ADI is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On January 1, 2023, DST Systems, Inc. was renamed SS&C GIDS, Inc.

We perform various services for our clients including: supervising and maintaining licenses of clients' staff, reviewing and approving marketing materials, acting as legal underwriter/distributor of mutual fund and similar products, facilitating 12b-1 plans, executing broker/dealer selling agreements, performing due diligence on financial intermediaries, acting as agent for private placement securities, and administering the firm and regulatory element for registered representatives.

We do not claim exemption under Rule 15c3-3 but instead rely on the "non-covered firm" provision under Footnote 74 of SEC Release No. 34-70073 as we do not directly or indirectly receive or hold customer funds or securities.

2. **Summary of Significant Accounting Policies**

Use of estimates
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents
Cash represents cash held at financial institutions. Cash accounts are in FDIC insured accounts that are insured up to $250,000. The Company's cash balances are greater than the insured amount.

Short-term liquid investments with an original maturity of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable
Accounts receivable are stated at the amount billed to fund clients. We provide an allowance for bad debt, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the fund clients. Accounts receivable, net resulting from contracts with customers were $1,417,502 and $1,641,675 at December 31, 2022 and 2021, respectively.

Payable to financial intermediaries
Payable to financial intermediaries represent pass-through fees received by the Company from customers but have not yet been remitted to the respective financial intermediaries.

Income taxes
ADI is included within the consolidated federal income tax return of SS&C. We compute income tax expense and income taxes payable to SS&C under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred

3

income tax effects of transactions reported in different periods for financial reporting purposes are recorded under the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions for which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2022 which were deemed Level 1, Level 2 or Level 3, other than a Level 1 money market mutual fund of $4,803,061 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Subsequent events

The Company has performed an evaluation of subsequent events through February 27, 2023, which is the date the financial statements were issued. We do not have any material undisclosed reportable subsequent events.

3. **Income Taxes**

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax asset of $22,481 at December 31, 2022 is comprised of deferred tax assets of $27,913 and deferred tax liabilities of $5,432. The net deferred tax asset at December 31, 2022 relates primarily to the difference in the timing of recognition of bad debt for book and tax purposes.

Various state and local income tax returns of the SS&C consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

4. **Related Party Transactions**

ADI and ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of ADI which were allocated by AHI and subsidiaries and ADI agrees to reimburse DST for such costs paid on its behalf, including amounts paid to AFS. ADI records expenses in amounts determined according to a systematic allocation, applied on a consistent basis in accordance with the expense allocation agreement. For the year ended December 31, 2022, the allocation was determined based on our percentage of revenue to the total consolidated revenue of AHI and subsidiaries. No amounts were payable at December 31, 2022.

The Company has a Cash Management and Credit Agreement with DST whereby certain cash collections and payments are made by DST on behalf of the Company. At December 31, 2022, we had a receivable from DST of $19,068,155 which represents a net balance as the result of cash received from revenue and cash paid for expenses by DST. These amounts are settled periodically throughout the year.

5. **Significant Estimates and Concentrations**

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Other contingencies

We are involved in other legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

Indemnifications
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

6. **Net Capital Requirements**

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital

method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2022, we had net capital of $5,643,065, which was $5,393,065 in excess of our required net capital of $250,000.